Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Announcement Tuesday, 12 April 2022 ASX: WPL OTC: WOPEY	Woodside Petroleum Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com.au

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE UNLAWFUL.

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Regulation Rules of the Financial Conduct Authority (FCA) or otherwise and is not an offer of securities for sale in any jurisdiction, including in or into the United States, Canada, Japan or South Africa.

Neither this announcement, nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not subscribe for or purchase any shares referred to in this announcement except solely on the basis of the information contained in the prospectus referred to herein (together with any supplementary prospectus, if relevant, the UK Prospectus), including the risk factors set out therein, published by Woodside today in connection with the proposed admission of ordinary shares in the capital of Woodside (the Shares) to the Standard Segment of the Official List of the FCA and to trading on the Main Market for listed securities of the London Stock Exchange plc (the LSE).

PUBLICATION OF UK PROSPECTUS

Woodside provides the following update on regulatory applications and secondary listings in connection with the proposed merger with BHP Group Limited’s petroleum business (the Merger).

Woodside confirms that the Financial Conduct Authority (FCA) has approved the UK Prospectus prepared by Woodside in connection with the proposed admission of its Shares to the Standard Segment of the Official List of the FCA and to trading on the Main Market for listed securities of the LSE (Admission). The approval of the UK Prospectus should not be understood as an endorsement of the Shares admitted to trading on the LSE.

Admission is expected to become effective on completion of the Merger, targeted for 1 June 2022. The Merger is subject to satisfaction of certain conditions, including approval of the transaction by Woodside shareholders at Woodside’s Annual General Meeting on 19 May 2022.

The UK Prospectus will be available for inspection on Woodside’s website at https://www.woodside.com.au/investors/woodside-and-bhp-proposed-merger and on the National Storage Mechanism at https://data.fca.org.uk/tf/nsm/nationalstoragemechanism.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Cautionary note relating to compliance with Australian regulatory requirements

Nothing contained on this announcement constitutes a prospectus or disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) and does not purport to include the information required of a prospectus or other disclosure document under Chapter 6D of the Corporations Act 2001.

The UK Prospectus includes information that complies with, and is presented in accordance with, the requirements of UK law. The presentation of this information may not be consistent with Australian law and regulation. Reserves and resources remaining are estimates that can vary based on the competent person deriving the estimate and the basis assumed. The reserves and resources information included in the UK Prospectus has been extracted from the Competent Person’s Report prepared by Gaffney Cline & Associates Limited and accordingly may differ from information that Woodside has reported in accordance with ASX requirements.

Woodside shareholders and investors must exercise caution when reviewing the UK Prospectus, particularly in areas where regulatory requirements differ.

The information, and any other document issued by Woodside in connection with Admission, contains general information only and does not take account of the investment objectives, financial situation or particular needs of any person, and does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document, and any other document issued by Woodside in connection with the Admission, is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Production or distribution of information in the US or to US Persons

This announcement relates to, and is issued solely in connection with, Admission. This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such jurisdiction.

The securities referred to in this announcement may not be offered, sold or transferred, directly or indirectly, in, into or from the United States absent registration under the U.S. Securities Act of 1933 (the Securities Act) or pursuant to an applicable exemption therefrom, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any applicable state or other jurisdiction of the United States. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States and may not be distributed, directly or indirectly within the United States. Neither the U.S. Securities Exchange Commission (the SEC) nor any state securities commission has approved or disapproved of the securities referred to in this announcement or passed upon the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

Important legal information

The information contained in this announcement is for background purposes only and does not purport to be full or complete, nor does this announcement constitute or form part of any invitation or inducement to engage in investment activity. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The contents of this announcement are not to be construed as legal, financial or tax advice.

This announcement contains forward-looking statements. The words ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are or may be forward-looking statements.

You should be aware that those statements and any assumptions on which they are based are only opinions and are subject to inherent known and unknown risks and uncertainties, many of which are beyond the control of Woodside. Those risks and uncertainties include factors and risks specific to the industries in which Woodside operates, as well as general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets (for example (not exhaustive) price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates).

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic and the conflict in Ukraine.

None of Woodside nor any of its related bodies corporate, nor any person named in this announcement or involved in the preparation of this announcement, makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward-looking statements reflect views held only at the date of this announcement. Subject to any continuing obligations under the ASX Listing Rules or the Corporations Act, Woodside and its related bodies corporate, disclaim any obligation or undertaking to distribute after the date of this announcement any updates or revisions to any forward-looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any statement is based.

The information in this announcement is subject to change. Persons viewing this announcement should ensure that they fully understand and accept the risks which will be set out in the UK Prospectus.

Persons considering making investments should consult an authorised person specialising in advising on such investments.

For the avoidance of doubt, the contents of Woodside’s website are not incorporated by reference into, and do not form part of, this announcement.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.